November 3, 2021

Office of Trade and Services and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Donald Field, Lilyanna Peyser, Suying Li

and Doug Jones

Re:	Arhaus, Inc., Registration Statement on Form S-1/A, Filed October 27, 2021, File No. 333-260015

Ladies and Gentlemen:

On behalf of Arhaus, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form S-1 (the “Amended Registration Statement”). The Company previously submitted to the Commission on October 27, 2021 an amended Registration Statement on Form S-1 (the “Registration Statement”). The Amended Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on November 1, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated November 1, 2021 from the Staff. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amended Registration Statement. In addition, a copy of the Amended Registration Statement provided to the Staff has been marked against Registration Statement to show changes for the convenience of the Staff. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

November 3, 2021

Amendment No. 1 to Registration Statement on Form S-1

Demand, page iv

1.

As previously discussed, we note your response to prior comment 4 confirming the “merchandise revenue” non-GAAP measure is presented net of returns and exchanges recognized in the applicable period in which they occurred. As previously discussed, we also note you make an adjustment to add back the reserves for returns and discounts in the reconciliation of net revenue to merchandise revenue presented on page 81. As previously discussed, it appears this adjustment substitutes an individually tailored revenue recognition and measurement method for those of GAAP not permissible by Question 100.04 of the Division’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations. Please revise your calculation of merchandise revenue accordingly. As previously discussed, explain to us how both “demand” and “merchandise revenue” include returns and exchanges as they occur.

The Company has removed the concept of “merchandise revenue” from the Amended Registration Statement and revised the disclosure throughout as appropriate.

The Company has also revised the definition of comparable growth on pages iii, 22 and 83 of the Amended Registration Statement to clarify that this measure is calculated based on period-to-period changes in the dollar value of orders delivered (based on purchase price), net of the dollar value of returns (based on amount credited to the client). The Company has also revised the definition of demand on page iv to clarify that this measure is calculated based on the dollar value of orders placed (based on purchase price), net of the dollar value of cancellations and returns (based on unpaid purchase price and amount credited to the client).

The Company has also added additional disclosure on page 83 to further describe the utility of the measures comparable growth and demand comparable growth and their relation to one another.

Preliminary Results for the Three Months Ended September 30, 2021, page 12

2.

As previously discussed, please provide us with a quantified listing of each type of expense comprising the “other expenses” adjustment in the reconciliation of net income to Adjusted EBITDA presented on page 14 and revise your disclosure as appropriate.

The Company has revised the disclosure on page 14 of the Amended Registration Statement to quantify the primary “other expenses” adjustments for the three-months ended September 30, 2021.

November 3, 2021

Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware, page 56

3.

We note that the disclosure in this risk factor does not correspond to Article X of Exhibit 3.1 and specifically the exclusive forum provision’s applicability to Exchange Act claims. To the extent Section 10.1 of Article X of Exhibit 3.1 does not apply to actions arising under the Exchange Act, please ensure the exclusive forum provision states this clearly. Please reconcile your prospectus disclosure and revise Exhibit 3.1 accordingly.

The Company has revised Section 10.1 of Article X of Exhibit 3.1 to clearly state that the exclusive forum provision does not apply to Exchange Act claims and has filed an updated Exhibit 3.1.

Capitalization, page 64

4.	It appears the amounts in the table are intended to be in thousands of dollars. If this is correct, please describe the table accordingly, and if not correct, please advise.

The Company has revised its disclosure on page 64 of the Amended Registration Statement in response to the Staff’s comment.

5.

Please explain to us in detail and disclose as appropriate how the 39,617,357 Class A common stock shares issued and outstanding pro forma and 87,542,634 Class B common stock shares issued and outstanding pro forma and pro forma as adjusted number shown in the table on page 64 were determined. We note these amounts also appear on page 66 as well as page 72 for Class B.

The Company has added disclosure on page 69 of the Amended Registration Statement to disclose in more detail how the number of shares of common stock to be issued in the Reorganization (pro forma basis) was determined.

The Company has revised the number of shares of Class B common stock to be outstanding on a pro forma as adjusted basis as noted below in response to comment 6.

6.

Please reconcile for us and in your disclosures as appropriate the number of shares of (i) Class A common stock issued and outstanding pro forma as adjusted of 52,520,583 on pages 64 and 72 to the 57,340,913 on pages 18, 65 and 66 and (ii) Class B common stock issued and outstanding pro forma and pro forma as adjusted of 87,542,634 on pages 64, 66 and 72 to the 82,722,304 on pages 18, 65 and 66.

November 3, 2021

The Company has revised its disclosure on pages 64, 65, 66, 71 and 76 of the Amended Registration Statement to explain this difference. For the Staff’s reference, 4,820,330 shares of Class B common stock to be held by our Founder following the Reorganization will automatically convert to Class A common stock upon sale in the offering. The pro forma as adjusted columns previously only gave effect to the sale of shares by the Company in the offering, but have been revised to give effect to the entire offering, including the sale and conversion of these shares.

Dilution, page 66

7.

It appears you have given effect to the offering in calculating the $0.31 “Pro forma net tangible book value (deficit) per share prior to the offering as of June 30, 2021 before this offering” line item in the dilution table, and it is based on “Pro forma as adjusted” rather than “Pro forma” according to page 64. Please revise as appropriate.

The Company has revised its disclosure on page 66 of the Amended Registration Statement in response to the Staff’s comment.

8.

In the dilution table, please explain to us and disclose as appropriate how you derived the $(0.36) “Historical net tangible book value (deficit) per share prior to offering as of June 30, 2020” and the $0.67 “Increase in net tangible book deficit per share attributable to investors purchasing shares in the offering.” Also, it appears the historical amount is as of June 30, 2021 instead of 2020.

The Company has revised its disclosure on page 66 of the Amended Registration Statement in response to the Staff’s comment.

The Reorganization, page 67

9.

In the steps describing the transactions to be completed to effect the Reorganization, it appears the use of the terms “we” and “company” are not consistent with the definitions of such on page i that appear to refer to Arhaus, LLC. Please revise as appropriate or advise.

The Company has revised its disclosure on pages 15, 16, 68 and 69 of the Amended Registration Statement in response to the Staff’s comment.

November 3, 2021

Unaudited Pro Forma Consolidated Financial Information, page 70

10.

As previously discussed, due to the complexity of the series of transactions being presented, such as the Reorganization, pre-IPO Distribution, and the offering, please revise to present the pro forma adjustments associated with each material transaction in a separate column of the pro forma financial statements, with subtotal/total columns for “Pro Forma” and “Pro Form As Adjusted” as appropriate.

The Company has revised its disclosure on pages 73 to 78 of the Amended Registration Statement to present the pro forma adjustments associated with each material transaction in a separate column of the pro forma financial statements in response to the Staff’s comment.

11.

Please reconcile the Class A shares of 52,520,583 issued and 49,674,422 outstanding and Class B shares of 87,542,634 issued and 86,944,929 outstanding shown in the balance sheet on page 72. Also, explain to us and disclose as appropriate why you present here 49,674,422 as outstanding for Class A and 86,944,929 as outstanding for Class B when you show different amounts as outstanding for each respective class on pages 18, 65 and 66.

The Company has revised its disclosure on pages 65 and 76 of the Amended Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Consolidated Financial Information

Note 3, Earnings per Share, page 76

12.

Please explain to us and disclose as appropriate how the amounts in the denominator of 111,504,700 for common stock outstanding following the reorganization, 14,268,038 and 13,099,951 for vested incentive units exchanged for common stock and 406,640 for unvested incentive units were determined.

The Company has revised its disclosure on pages 78 and 79 of the Amended Registration Statement to provide additional detail in response to the Staff’s comment.

For the Staff’s reference, the number of pro forma weighted average shares of common stock outstanding, following the reorganization—basic (111, 504,700) was determined in the same manner described under “Reorganization” as revised in response to comment 5 above, except this amount excludes shares issuable upon exchange of vested incentive units, which are disclosed on the following line. The numbers of pro forma weighted average shares issued upon exchange of vested incentive units with the IPO—basic (14,268,038 for the six months ended June 30, 2021; and 13,099,951 for the year ended December 31, 2020) were also determined in the same manner, except based on incentive units vested at the assumed transaction date of January 1, 2020 and giving effect to subsequent vesting between that date and June 30, 2021 and December 31, 2020, respectively.

November 3, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Transactions, page 83

13.

The information about the determination of the exit fee near the end of the second paragraph of this heading appears to be information that should be also included in an appropriate location within the notes to the pro forma financial statements in regard to the amount included in the pro forma financial statements for the exit fee. Please revise as appropriate.

The Company has revised its disclosure on pages 77 and 78 of the Amended Registration Statement in response to the Staff’s comment.

Executive Compensation

Equity Awards

Incentive Units, page 129

14.

Please reconcile for us and disclose as appropriate the number of shares of restricted stock after giving effect to the Reorganization of 2,849,898 for Class A common stock and 598,443 Class B common stock shown here to the number of shares of restricted common stock shown for each on pages 19, 20, 65 and 66.

The Company has revised its disclosure on page 131 of the Amended Registration Statement in response to the Staff’s comment.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (216) 861-7090 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Suzanne K. Hanselman
Suzanne K. Hanselman Partner